UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-40461

monday.com Ltd.
(Translation of registrant’s name into English)

52 Menachem Begin Rd.
Tel Aviv-Yafo, 671370, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

monday.com Ltd. (the “Company”) today announced the results of the Company’s special general meeting of shareholders (the “Meeting”), which was held at 6:00 p.m. (Israel time) on July 29, 2021, at the Company’s offices at 52 Menachem Begin Rd., Tel Aviv, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the respective requisite majority in accordance with the Israel Companies Law, 5759-1999, and the Company’s articles of association, the proposal set forth in the Company’s proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on June 22, 2021.

This Form 6-K is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-256964).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONDAY.COM LTD.

By:	/s/ Shiran Nawi
Name: Shiran Nawi
Title: General Counsel

Date: July 29, 2021